UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*


                            VERTEX INTERACTIVE, INC.
                            ------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    925322109
                                    ---------
                                 (CUSIP Number)


                                OCTOBER 18, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 925322109             Schedule 13G                    Page 2 of 5
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Pitney Bowes Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power            2,546,852
                                                        ------------------
Beneficially      (6)      Shared Voting Power          0
                                                        ------------------
Owned by Each     (7)      Sole Dispositive Power       2,546,852
                                                        ------------------
Reporting Person  (8)      Shared Dispositive Power     0
                                                        ------------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,546,852
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9               6.7%
                                                                       ----

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                      CO

--------------------------------------------------------------------------------

CUSIP NO. 925322109             Schedule 13G                    Page 3 of 5
          ---------


Item 1.  (a)      NAME OF ISSUER

                  Vertex Interactive, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  22 Audrey Place
                  Clifton, New Jersey 07004


Item 2.  (a)      NAME OF PERSONS FILING

                  Pitney Bowes Inc. ("Pitney Bowes").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of Pitney Bowes is 1 Elmcroft Road, Stamford, Connecticut 06926-0700.

                  (c) CITIZENSHIP

                  Pitney Bowes is a Delaware corporation.

          (d)     TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.005 per share (the "Common Stock").

          (e)     CUSIP NUMBER

                  925322109


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).


Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Pitney Bowes may be deemed to beneficially own 2,546,852 shares of Common Stock.

         (b)      PERCENTAGE OF CLASS:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 35,312,147 shares of Common Stock outstanding (as represented to Pitney Bowes by the Company on October 18, 2001), Pitney Bowes may be deemed to own approximately 6.7% of the outstanding Common Stock.

CUSIP NO. 925322109             Schedule 13G                    Page 4 of 5
          ---------

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS DISPOSITIVE AND VOTING POWER:

                  (i)-(iv) Pitney Bowes has sole power to direct the voting and disposition of the 2,546,852 shares of Common Stock it beneficially owns.


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


Item 10. CERTIFICATION

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 29, 2001


                                   PITNEY BOWES INC.


                                   By:  /s/ Bruce Nolop
                                        ---------------------------------------
                                        Name:   Bruce Nolop
                                        Title:  Executive Vice President &
                                                Chief Financial Officer